Exhibit 99.2

Form of Power of Attorney

Carta Poder / Proxy Letter

____________________________ (la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de _______________________________________________ y __________________________________ (los “Apoderados”) para que, conjunta o separadamente, cualquiera de ellos asista a la Asamblea General Ordinaria de Accionistas de Betterware de Mexico S.A.B. de C.V. (la “Sociedad”), que se celebrará el ___ de __________ de 2021, en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea ________ (____________________) acción(es) que de dicha Sociedad la Poderdante es titular:

_________________________________ (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of __________________________________________ and _____________________________________ (the “Attorneys-in-Fact”) so that, either jointly or individually, any of them attends the General Ordinary Shareholders Meeting of Betterware de Mexico S.A.B. de C.V. (the “Company”), to be held on _________, 2021, through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set forth below, in such Meeting ___________(___________________) share(s) owned by the Principal:

Orden del Día de la Asamblea Ordinaria de Accionistas	Agenda for the General Ordinary Shareholders Meeting

	A favor	En contra	Abstención		In favor	Against	Abstention
I. Presentación, discusión, y en su caso, ratificación del reporte del auditor externo de la Sociedad, por el ejercicio social comprendido del 1 de enero de 2020 al 31 de diciembre de 2020.				I. Presentation, discussion, and in its case, ratification of the Company’s external auditor report, for the fiscal year from January 1, 2020 to December 31, 2020.
II. Discusión, y en su caso, aprobación del pago de dividendos, a cuenta de las utilidades generadas durante el ejercicio social 2020.				II. Discussion, and in its case, approval of a dividend payment against profits generated during 2020.
III. Designación de delegados especiales para formalizar las resoluciones adoptadas en la Asamblea.				III. Appointment of special delegates to formalize the resolutions adopted in the Meeting.

El Poderdante ratifica desde ahora los actos que realicen los Apoderados en el ejercicio legal de este mandato.	The Principal hereby ratifies the acts the Attorneys-in-fact may conduct in the legal exercise of this mandate.

_____ de __________ de 2021 / ___________________, 2021
______________________________ Por/By: ______________________________ Cargo/Title: ______________________________
Testigos/Witnesses

Name:	Name: